201 South Main Street Suite 1800 Salt Lake City, Utah 84111 Telephone 801.532.1234 Facsimile 801.536.6111	Mark E. Lehman Direct Dial (801) 532-1234 E-Mail MLehman@parsonsbehle.com

March 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Vanessa Robertson, Staff Accountant Mail Stop 6010

Re:	Viral Genetics, Inc. SEC File No. 000-26875 Form 8-K Filed March 15, 2006 Amendment No. 1

Dear Ms. Robertson:

Viral Genetics, Inc., has received the comment letter from the staff of the Commission dated March 20, 2006 (“Comment Letter”) pertaining to the above referenced filing on Form 8-K (the “Report”). Viral Genetics is filing Amendment No. 1 to the Report (“Amendment”) containing changes in response to the Comment Letter.

This letter contains Viral Genetics’ responses to the Comment Letter. Attached to this letter is a separate statement from Viral Genetics acknowledging certain matters as requested in the Comment Letter. To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Item 4.01(a)

1.

Please amend the first paragraph of your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that it was mutually agreed.

Response: The first paragraph has been revised by adding the information highlighted by underscoring below:

Securities and Exchange Commission
Division of Corporation Finance.
Attention: Vanessa Robertson
Re: Viral Genetics, Inc., File No. 000-26875
March 24, 2006 Page 2

On March 9, 2006, Viral Genetics, Inc., (the “Company”) and Williams and Webster P.S. mutually agreed that the Company would engage another firm to conduct the Company's independent audit. Williams and Webster declined to renew the engagement because accounting firms are required by applicable rules to rotate the audit partner responsible for the client at least every five years, the current audit partner for the Company had come to the end of his five-year term of responsibility, and Williams and Webster did not have another audit partner able to take on the Company. Accordingly, on March 9, 2006, the Company also appointed Killman, Murrell & Company, P.C. as its independent auditors to replace the firm of Williams and Webster, which has been asked to submit a letter to the Securities & Exchange Commission to the effect that it has no material disagreements with the statements made in this Item 4.01, confirming that the Accountant had no disagreements with management of the Company related to matters that are material to the Company's 2003 and 2004 financial statements, the last two year's financial statement on which Williams and Webster P.S. opined.

2.	Please revise the first paragraph to clarify the engagement date of Killman, Murell & Company, P.C.

Response: Please see the response to comment no. 1, above.

3.	In accordance with Item 304(a)(2)(i[i])(D) of Regulation S-B please file a letter from Killman, Murrell & Company, P.C. as an exhibit.

Response:      Please note that the requested letter is required only if the conditions set forth in Item 304(a)(2)(i) or (ii) are met. With respect to Item 304(a)(2)(i), the Report clearly states under paragraph (e) that

To date, Killman, Murrell & Company, P.C. has not provided advice on those issues. This was neither an important factor nor formed any part of the decision relating to the accounting, auditing or financial reporting issues of the Company.

Accordingly, the conditions of Item 304(a)(2)(i) are not met.

With respect to Item 304(a)(2)(ii), the Report states that there were no disagreements or events of the of the type described in Item 304(a)(1)(iv), so Item 304(a)(2)(ii) is simply not applicable.

Notwithstanding the fact that in the view of Viral Genetics no letter from the new accountant is required, it has no objection to furnishing such a letter to provide comfort to the staff of the Commission regarding the statements made in the Report. Such a letter is furnished as Exhibit 99.1 to the Amendment. In this regard, please note the description of Exhibit 16 of Item 601 of Regulation S-B refers only to the letter required by Item 304(a)(3), so if the staff believes a letter from the new accountant is required, it is

Securities and Exchange Commission
Division of Corporation Finance.
Attention: Vanessa Robertson
Re: Viral Genetics, Inc., File No. 000-26875
March 24, 2006 Page 3

provided under what would appear to be the only appropriate exhibit reference, which is Exhibit 99 of Item 601.

4.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating the accountant agrees with the statements made in the revised Form 8-K.

Response:      An updated letter is presented as Exhibit 16.1 to the Amendment.

If you have any questions on the Amendment or our response, please do not hesitate to call.

Sincerely,

Parsons Behle & Latimer

/s/

Mark E. Lehman

Enclosures
cc: Viral Genetics, Inc.

STATEMENT OF VIRAL GENETICS, INC.

Viral Genetics, Inc. hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

—	Viral Genetics is responsible for the adequacy and accuracy of the disclosure in the Form 8-K filed March 15, 2006 and any amendment thereto (collectively the “Filing”);

—	Comments from the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filing; and

—	Viral Genetics may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated this 23rd day of March 2006.

Viral Genetics, Inc.

By:	/s/ Haig Keledjian
Haig Keledjian, President